PARADISE, INC.

FACSIMILE TRANSMITTAL COVER SHEET

DATE: 10/24/05

FAX: 202-772-9369 TO: Mark Woscichowski

COMPANY: SEC

NUMBER OF PAGES (INCLUDING COVER PAGE): 4

*IF YOU DO NOT RECEIVE THE NUMBER OF PAGES SPECIFIED, PLEASE CALL (813) 752-1155.

FROM: Jack Laskowitz

MESSAGE: See attached Letter

1200 Dr. Martin Luther King, Jr. Blvd., Plant City, Florida 33566, Ph: (813) 752-1155
Mailing Address: P.O. Drawer Y, Plant City, Florida 33564 FAX-813-754-3168

PARADISE, INC.

October 24, 2005 **VIA FAX (202) 772-9369**

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mark Wojciechowski

RE: SEC comments regarding Paradise, Inc.'s 2004 10-KSB annual filing and the Company's amended June 30, 2005 10-QSB filing.

Dear Mr. Wojciechowski:

In response to your recent phone call regarding the above filings, please find below the corrective action Paradise, Inc. is taken in regard to your comments.

10-KSB

SEC Requirement:

1. Need more pension plan disclosure per FASB #132R.

Paradise, Inc. Action:

For the December 31, 2005 10-KSB filing, Paradise, Inc. will expand the Company's pension plan disclosures. Included in the disclosure will be expanded discussion of plan assets including the type of asset (i.e. debt or equity securities) and what percent of total plan assets they represent. Because it is a defined benefit plan, Paradise, Inc. will disclose the accumulated benefit obligation, the benefits expected to be paid in each of the next five fiscal years and the Company's best estimate of the plan contributions during the next five years. The annual filing will include a narrative description of investment policies and a narrative description of the basis used to determine the overall expected long-term rate-of-return-on-assets assumption.

SEC Requirement:

2. Comply with FASB #142 goodwill testing and disclosures regarding the acquisition of Mastercraft Products Corporation in future SEC filings.

Paradise, Inc. Action:

In regard to goodwill, Paradise, Inc. will implement annual impairment testing using the purchase price allocation method. If such impairment loss is recognized, the Company will disclose the amount of impairment loss and the method of determining the fair value of the reporting unit. It will include a description of the facts and circumstances leading to the impairment. The loss will be reported in the statement of operations.

1200 W. Dr. Martin Luther King, Jr. Blvd • Plant City, Florida 33563-5155 • Off: (813) 752-1155
Mailing Address: P.O. Drawer Y • Plant City, Florida 33564-9022 • FAX: (813) 754-3168

PARADISE, INC.

June 30, 2005 10-QSB

SEC Requirement:

1. Clearly show that the report is an amended filing. The previous amended 10-QSB did not properly indicate that it was an amended filing.

Paradise, Inc. Action:

The report will be filed as a 10-QSB/A.

SEC Requirement:

2. Add a paragraph to explain why the report is being amended.

Paradise, Inc. Action:

Footnote 2 has been added explaining that the report has been amended to include the correct certifications as required by the Sarbanes-Oxley Act of 2002 along with more specific language regarding Item 3. Controls and Procedures.

SEC Requirement:

3. Item 3. Controls and Procedures: Change language regarding the Company's Chief Executive Officer and Chief Financial Officer have, within 90 days of the filing date of this quarterly report, evaluated the Company's disclosure controls and procedures, to "at the end of the period".

Paradise, Inc. Action:

The above wording "at the end of the period" is now incorporated in Item 3. Controls and Procedures of the Company's amended 10-QSB/A.

SEC Requirement:

4. Item 3. Controls and Procedures: Change language regarding the Company's disclosure that "there were no significant changes in the Company's internal controls" to "no changes in the Company's internal controls".

Paradise, Inc. Action:

The above wording "no changes" is now incorporated in Item 3. Controls and Procedures of the Company's amended 10-QSB/A.

1200 W. Dr. Martin Luther King, Jr. Blvd • Plant City, Florida 33563-5155 • Off: (813) 752-1155
Mailing Address: P.O. Drawer Y • Plant City, Florida 33564-9022 • FAX: (813) 754-3168

PARADISE, INC.

SEC Requirement:

5. Include in the Company's amended filing Exhibits 31.1 and 32.1 regarding the certification of the Chief Executive Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Paradise, Inc. Action:

Both exhibits are now included in the Company's amended second quarter 10-QSB/A.

In summary, Paradise, Inc. agrees with your recommendations and will amend its 2005 10-QSB second quarter filing to incorporate the necessary items disclosed in this letter. In addition, we will perform the necessary procedures relating to goodwill and Paradise, Inc.'s pension plan and report this information in the Company's annual 2005 10-KSB. If you require any additional information, please contact me at (813) 752-1155 Ext. 143.

Sincerely,

Jack M. Laskowitz, CPA
Chief Financial Officer
Paradise, Inc.

1200 W. Dr. Martin Luther King, Jr. Blvd • Plant City, Florida 33563-5155 • Off: (813) 752-1155
Mailing Address: P.O. Drawer Y • Plant City, Florida 33564-9022 • FAX: (813) 754-3168